SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                          3 MILLION SEATS FROM GBP0.99*

                              KEEP BRITAIN FLYING

                         BIGGEST EVER RYANAIR SEAT SALE

Ryanair, Europe's No. 1 low fares airline today (Monday, 11th July 2005) announced its biggest ever seat sale of 3 million flights (equivalent to 1 entire month of Ryanair passenger bookings) across Europe from GBP0.99*. Seats can be booked immediately on www.ryanair.com for travel between 1st September 2005 and 25th March 2006.

Speaking this morning, Ryanair Chief Executive, Michael O'Leary, said:

        "Ryanair is lowering its fares in this biggest ever 3 million seat sale to ensure that passengers keep on flying. Last week's appalling attacks in London must not be allowed to succeed in their twisted goal of paralysing us with "fear, terror and panic." The best way for all of us to make our stand against these acts is to continue to travel. Travel is essential for our economy and tourism industry and Ryanair is today lowering 3 million fares in its biggest ever seat sale to ensure we can all do our part to fight back".

* One way tax exclusive

Booking Period:               Monday, 11th July until midnight Thursday, 14th
                              July 2005

Travel Period:                1st September 2005 to 25th March 2006
Subject to availability


Ends.                         Monday, 11th July 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 July 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director